

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 9, 2010

Mr. Barry Cheung
Chief Financial Officer
China Interactive Education, Inc.
c/o MenQ Technology Group Limited
Block C, Zhennan Road, South District
Zhongshan City, Guangdong Province
People's Republic of China

> **Re:** **China Interactive Education, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 29, 2010**
> **File No. 333-134287**

Dear Mr. Cheung:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief

cc: Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP